UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d)
of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) July 14, 2025

Huntington Bancshares Incorporated
(Exact name of registrant as specified in its charter)

Maryland	1-34073	31-0724920
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

Registrant’s address:  41 South High Street, Columbus, Ohio 43287

Registrant’s telephone number, including area code:  (614) 480-2265

Not Applicable
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of class	Trading Symbol(s)	Name of exchange on which registered
Depositary Shares (each representing a 1/40th interest in a share of 4.500% Series H Non-Cumulative, perpetual preferred stock)	HBANP	NASDAQ
Depositary Shares (each representing a 1/1000th interest in a share of 5.70% Series I Non-Cumulative, perpetual preferred stock)	HBANM	NASDAQ
Depositary Shares (each representing a 1/40th interest in a share of 6.875% Series J Non-Cumulative, perpetual preferred stock)	HBANL	NASDAQ
Common Stock-Par Value $0.01 per Share	HBAN	NASDAQ

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 2.02	Results of Operations and Financial Condition.

On July 14, 2025, Huntington Bancshares Incorporated (“Huntington”) announced preliminary second quarter financial results for the quarter ended June 30, 2025, and the transaction described in Item 7.01 below, pursuant to the Release (as defined below).  A copy of the Release is attached hereto as Exhibit 99.1 and is incorporated by reference in this Item 2.02.  Huntington also provided the Presentation (as defined below), a copy of which is attached as Exhibit 99.2 to this Current Report on Form 8-K and is incorporated herein by reference.  Huntington expects to issue its earnings release for the quarter ended June 30, 2025, on Friday, July 18, 2025.

The information contained or incorporated by reference in Item 2.02 and Item 7.01 of this Form 8-K, including Exhibits 99.1 and 99.2 hereto, shall not be deemed “filed” for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities under that section, or incorporated by reference in any filing under the Securities Act of 1933, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Item 7.01	Regulation FD Disclosure.

On July 14, 2025, Huntington and Veritex Holdings, Inc. (“Veritex”) issued a press release announcing the execution of an Agreement and Plan of Merger, dated as of July 13, 2025, by and between Huntington and Veritex pursuant to which, upon the terms and subject to the conditions set forth therein, Veritex will merge with and into Huntington, with Huntington continuing as the surviving entity.  A copy of the press release is attached as Exhibit 99.1 to this Current Report on Form 8-K (the “Release”) and is incorporated herein by reference. In addition, Huntington provided supplemental information regarding the proposed transaction in connection with a presentation to analysts and investors.  A copy of the presentation is attached as Exhibit 99.2 to this Current Report on Form 8-K (the “Presentation”) and is incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
Exhibit 99.1	Press release of Huntington Bancshares Incorporated and Veritex Holdings, Inc., dated July 14, 2025
Exhibit 99.2	Investor presentation of Huntington Bancshares Incorporated, dated July 14, 2025
Exhibit 104	Cover Page Interactive Data File - the cover page XBRL tags are embedded within the Inline XBRL document.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This communication may contain certain forward-looking statements, including, but not limited to, certain plans, expectations, goals, projections, and statements about the benefits of the proposed transaction, the plans, objectives, expectations and intentions of Huntington Bancshares Incorporated (“Huntington”) and Veritex Holdings, Inc. (“Veritex”), the expected timing of completion of the transaction, and other statements that are not historical facts and are subject to numerous assumptions, risks, and uncertainties that are beyond the control of Huntington and Veritex. Such statements are subject to numerous assumptions, risks, estimates, uncertainties and other important factors that change over time and could cause actual results to differ materially from any results, performance, or events expressed or implied by such forward-looking statements, including as a result of the factors referenced below. Statements that do not describe historical or current facts, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements may be identified by words such as expect, anticipate, continue, believe, intend, estimate, plan, trend, objective, target, goal, or similar expressions, or future or conditional verbs such as will, may, might, should, would, could, or similar variations. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995.

Huntington and Veritex caution that the forward-looking statements in this communication are not guarantees of future performance and involve a number of known and unknown risks, uncertainties and assumptions that are difficult to assess and are subject to change based on factors which are, in many instances, beyond Huntington’s and Veritex’s control. While there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements or historical performance: changes in general economic, political, or industry conditions; deterioration in business and economic conditions, including persistent inflation, supply chain issues or labor shortages, instability in global economic conditions and geopolitical matters, as well as volatility in financial markets; changes in U.S. trade policies, including the imposition of tariffs and retaliatory tariffs; the impact of pandemics and other catastrophic events or disasters on the global economy and financial market conditions and our business, results of operations, and financial condition; the impacts related to or resulting from bank failures and other volatility, including potential increased regulatory requirements and costs, such as FDIC special assessments, long-term debt requirements and heightened capital requirements, and potential impacts to macroeconomic conditions, which could affect the ability of depository institutions, including us, to attract and retain depositors and to borrow or raise capital; unexpected outflows of uninsured deposits which may require us to sell investment securities at a loss; changing interest rates which could negatively impact the value of our portfolio of investment securities; the loss of value of our investment portfolio which could negatively impact market perceptions of us and could lead to deposit withdrawals; the effects of social media on market perceptions of us and banks generally; cybersecurity risks; uncertainty in U.S. fiscal and monetary policy, including the interest rate policies of the Federal Reserve; volatility and disruptions in global capital, foreign exchange and credit markets; movements in interest rates; competitive pressures on product pricing and services; success, impact, and timing of our business strategies, including market acceptance of any new products or services including those implementing our “Fair Play” banking philosophy; changes in policies and standards for regulatory review of bank mergers; the nature, extent, timing, and results of governmental actions, examinations, reviews, reforms, regulations, and interpretations, including those related to the Dodd-Frank Wall Street Reform and Consumer Protection Act and the Basel III regulatory capital reforms, as well as those involving the SEC, OCC, Federal Reserve, FDIC, CFPB and state-level regulators; the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement between Huntington and Veritex; the outcome of any legal proceedings that may be instituted against Huntington or Veritex; delays in completing the transaction; the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction); the failure to obtain Veritex shareholder approval or to satisfy any of the other conditions to the transaction on a timely basis or at all; the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Huntington and Veritex do business; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business, customer or employee relationships, including those resulting from the announcement or completion of the transaction; the ability to complete the transaction and integration of Huntington and Veritex successfully; the dilution caused by Huntington’s issuance of additional shares of its capital stock in connection with the transaction; and other factors that may affect the future results of Huntington and Veritex. Additional factors that could cause results to differ materially from those described above can be found in Huntington’s Annual Report on Form 10-K for the year ended December 31, 2024 and in its subsequent Quarterly Reports on Form 10-Q, including for the quarter ended March 31, 2025, each of which is on file with the Securities and Exchange Commission (the “SEC”) and available in the “Investor Relations” section of Huntington’s website, http://www.huntington.com, under the heading “Investor Relations” and in other documents Huntington files with the SEC, and in Veritex’s Annual Report on Form 10-K for the year ended December 31, 2024 and in its subsequent Quarterly Reports on Form 10-Q, including for the quarter ended March 31, 2025, each of which is on file with the SEC and available on Veritex’s investor relations website, ir.veritexbank.com, under the heading “Financials” and in other documents Veritex files with the SEC.

All forward-looking statements are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Huntington nor Veritex assume any obligation to update forward-looking statements to reflect actual results, new information or future events, changes in assumptions or changes in circumstances or other factors affecting forward-looking statements that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. If Huntington or Veritex update one or more forward-looking statements, no inference should be drawn that Huntington or Veritex will make additional updates with respect to those or other forward-looking statements. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

IMPORTANT ADDITIONAL INFORMATION

In connection with the proposed transaction, Huntington will file with the SEC a Registration Statement on Form S-4 that will include a Proxy Statement of Veritex and a Prospectus of Huntington, as well as other relevant documents concerning the proposed transaction. The proposed transaction involving Huntington and Veritex will be submitted to Veritex’s shareholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  INVESTORS AND SHAREHOLDERS OF VERITEX ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Shareholders will be able to obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about Huntington and Veritex, without charge, at the SEC’s website (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Huntington Investor Relations, Huntington Bancshares Incorporated, Huntington Center, 41 South High Street, Columbus, Ohio 43287, (800) 576-5007 or to Veritex Investor Relations, Veritex Holdings, Inc., 8214 Westchester Drive, Suite 800, Dallas, Texas 75225, (972) 349-6200.

PARTICIPANTS IN THE SOLICITATION

Huntington, Veritex, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Veritex in connection with the proposed transaction under the rules of the SEC.  Information regarding the interests of the directors and executive officers of Huntington and Veritex and other persons who may be deemed to be participants in the solicitation of shareholders of Veritex in connection with the transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the definitive proxy statement/prospectus related to the transaction, which will be filed by Huntington with the SEC. Information regarding Huntington’s directors and executive officers is available in its definitive proxy statement relating to its 2025 Annual Meeting of Shareholders, which was filed with the SEC on March 6, 2025, and other documents filed by Huntington with the SEC.  Information regarding Veritex’s directors and executive officers is available in its definitive proxy statement relating to its 2025 Annual Meeting of Shareholders, which was filed with the SEC on April 29, 2025, and other documents filed by Veritex with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described above under “Important Additional Information.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HUNTINGTON BANCSHARES INCORPORATED

Date: July 14, 2025	By:	/s/ Marcy C. Hingst
Marcy C. Hingst
General Counsel

Exhibit 99.1

NEWS RELEASE

July 14, 2025

Huntington Investor Relations: Eric Wasserstrom, 312-762-2155, eric.wasserstrom@huntington.com
Huntington Media: Tracy Pesho, 216-276-3301, tracy.pesho@huntington.com
Veritex Investor Relations and Media: LaVonda Renfro, 972-349-6129, lrenfro@veritexbank.com

Huntington Bancshares Incorporated Announces Acquisition of Veritex and Provides Preliminary 2025 Second Quarter Results

Veritex acquisition accelerates Huntington’s organic growth initiatives in high-growth Texas markets; Strong 2Q results reflect growth in loans and deposits, sustained strong revenue and profit growth, as well as continued excellent credit performance

Columbus, Ohio and Dallas, Texas - Huntington Bancshares Incorporated (Nasdaq: HBAN), a top ten regional bank holding company headquartered in Columbus, Ohio, and Veritex Holdings, Inc. (Nasdaq: VBTX), a bank holding company headquartered in Dallas, Texas, today announced entry into a definitive merger agreement, and Huntington announced preliminary second quarter results.

This strategic acquisition accelerates Huntington’s strong organic growth in Texas by expanding its presence in Dallas/Fort Worth and Houston. As of March 31, 2025, Veritex reported approximately $13 billion in assets, $9 billion in loans, and $11 billion in deposits.

“This combination supports our ambitions and reflects our long-term commitment to the state of Texas, one of the most dynamic and fastest-growing economies in the country,” said Steve Steinour, Chairman, President and CEO of Huntington Bancshares. “The Veritex team brings deep local relationships, a strong commercial banking franchise and customer loyalty, and this partnership will serve as a springboard for substantial future growth in the state.”

“Veritex has always been a people and community focused bank. We have found a partner in Huntington Bank who shares and lives out those same values,” said Malcolm Holland, Chairman, President and CEO of Veritex. “We are very excited about becoming part of the Huntington family and bringing more capabilities to our Texas clients than ever before.”

Holland will join Huntington in a non-executive role as Chairman of Texas and continue his work to serve local customers and communities.

Veritex, headquartered in Dallas, operates more than 30 branches across key Texas markets including Dallas/Fort Worth and Houston. Huntington plans to maintain Veritex’s branch network and invest to grow it over time.

Huntington has been serving customers and communities in Texas since 2009 and currently offers middle-market business banking solutions in the Dallas and Houston markets, including corporate banking and automotive finance. The nation’s largest originator, by volume, of Small Business Administration (SBA) 7(a) loans, Huntington was the #1 SBA lender in Texas in 2024. Huntington currently employs roughly 200 colleagues in Texas, led by dedicated local leadership.

“Veritex has assembled a talented and experienced team who have earned the trust and loyalty of individuals, families and companies of all sizes across Texas,” said Brant Standridge, President of Consumer & Regional Banking at Huntington. “We’re excited to build on their impressive legacy and, together with Veritex colleagues, continue to be a reliable partner supporting our customers and communities.”

Additionally, Huntington is committed to continuing Veritex’s strong legacy of community support through local partnerships, investment and engagement. As an initial step, Huntington is funding $10 million toward philanthropic investments in Texas.

The combination is expected to close early in the fourth quarter of 2025, subject to regulatory approvals and customary closing conditions. Upon conversion, Veritex teams and branches will operate under the Huntington Bank name and brand.

Transaction Terms

Under the terms of the agreement, Huntington will issue 1.95 shares for each outstanding share of Veritex in a 100% stock transaction. Based on Huntington’s closing price of $17.39 as of July 11, 2025, the consideration implies $33.91 per Veritex share or an aggregate transaction value of $1.9 billion. The transaction is expected to be modestly accretive to Huntington’s earnings per share, neutral to regulatory capital at close, and slightly dilutive to tangible book value per share with payback in approximately one year inclusive of merger expenses and CECL double count.

Second Quarter 2025 Financial Highlights

The announcement precedes Huntington’s release of its financial results for the second quarter ended June 30, 2025. The following is a summary of results the company expects to report on July 18:

•	Earnings per common share (EPS) of $0.34, unchanged from the prior quarter, and up over 13% from the year-ago quarter.

•	The quarter included $0.04 of impact to EPS resulting from a $58 million decrease in earnings from a securities repositioning and Notable Items that decreased earnings by $3 million.

•	Net interest income of $1.5 billion, an increase of $41 million or 3%, from the prior quarter and $155 million or 12%, from the year-ago quarter.

•	Average loans and leases of $133.2 billion, an increase of $2.3 billion, or 2% from the prior quarter and $9.8 billion, or 8% from the year-ago quarter.

•	Average deposits of $163.4 billion, an increase of $1.8 billion, or 1% from the prior quarter and $9.9 billion, or 6% from the year-ago quarter.

•	Net charge-offs of 0.20% of average total loans and leases for the quarter, 6 basis points lower than the prior quarter.

•	Allowance for credit losses (ACL) of $2.5 billion, or 1.86% of total loans and leases, at quarter end, an increase of $37 million from the prior quarter.

•	Tangible book value per share of $9.13, up $0.33, or 4%, from the prior quarter and $1.24, or 16%, from a year ago.

Advisors

Evercore and Commerce Street Capital, LLC are serving as financial advisors to Huntington. Wachtell, Lipton, Rosen & Katz is serving as legal advisor to Huntington.

Keefe, Bruyette & Woods, a Stifel Company, is serving as financial advisor to Veritex. Simpson Thacher & Bartlett LLP is serving as legal advisor to Veritex.

Teleconference/ Webcast Information

Huntington’s senior management will host a conference call to discuss the acquisition on Monday, July 14, 2025 at 8:30 a.m. Eastern Time, to discuss the strategic and financial implications of the transaction. The call, along with slides, may be accessed via a live Internet webcast at the Investor Relations section of Huntington’s website or through a dial-in telephone number at (877) 407- 8029 or (201) 689-8029; conference ID #13754984.

Huntington will host a conference call to review quarterly financial results on Friday, July 18, 2025 at 9 a.m. Eastern Time. The second quarter 2025 earnings conference call, along with slides, may be accessed via a live Internet webcast in the Investor Relations section of Huntington’s website or through a dial-in telephone number at (877) 407-8029 or (201) 689-8029; conference ID #13754784.

A replay of the webcast will be archived in the Investor Relations section of Huntington’s website. A telephone replay will be available approximately two hours after the completion of the call through July 28, 2025, at (877) 660-6853 or (201) 612-7415; conference ID #13752707.

###

About Huntington

Huntington Bancshares Incorporated is a $210 billion asset regional bank holding company headquartered in Columbus, Ohio. Founded in 1866, The Huntington National Bank and its affiliates provide consumers, small and middle-market businesses, corporations, municipalities, and other organizations with a comprehensive suite of banking, payments, wealth management, and risk management products and services. Huntington operates 968 branches in 13 states, with certain businesses operating in extended geographies. Visit Huntington.com for more information.

About Veritex Community Bank

Veritex Community Bank is a mid-sized community bank serving its customers with a full suite of banking products and services. The bank has convenient branch locations in Houston, Fort Worth and Dallas, Texas, with total assets of approximately $13 billion. The bank, headquartered in Dallas, specializes in providing depository and credit services to small to mid-size businesses, which have been largely neglected by national banks. The name “Veritex’’ is derived from the Latin word “veritas,” meaning truth, and “Texas.”

Non-GAAP Recognition

TBV per Share ($ in millions, except per share amounts))	2Q24	1Q25	2Q25
Huntington shareholders’ equity	$19,515	$20,434	$20,928
Less: preferred stock	2,394	1,989	1,989
Common shareholders’ equity	$17,121	$18,445	$18,939
Less: goodwill	5,561	5,561	5,561
Less: other intangible assets, net of tax	94	67	58
Tangible common equity (A)	$11,466	$12,817	$13,320
Number of common shares outstanding (B)	1,452	1,457	1,459
Tangible book value per share (A/B)	$7.89	$8.80	$9.13

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This communication may contain certain forward-looking statements, including, but not limited to, certain plans, expectations, goals, projections, and statements about the benefits of the proposed transaction, the plans, objectives, expectations and intentions of Huntington Bancshares Incorporated (“Huntington”) and Veritex Holdings, Inc. (“Veritex”), the expected timing of completion of the transaction, and other statements that are not historical facts and are subject to numerous assumptions, risks, and uncertainties that are beyond the control of Huntington and Veritex. Such statements are subject to numerous assumptions, risks, estimates, uncertainties and other important factors that change over time and could cause actual results to differ materially from any results, performance, or events expressed or implied by such forward-looking statements, including as a result of the factors referenced below. Statements that do not describe historical or current facts, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements may be identified by words such as expect, anticipate, continue, believe, intend, estimate, plan, trend, objective, target, goal, or similar expressions, or future or conditional verbs such as will, may, might, should, would, could, or similar variations. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995.

Huntington and Veritex caution that the forward-looking statements in this communication are not guarantees of future performance and involve a number of known and unknown risks, uncertainties and assumptions that are difficult to assess and are subject to change based on factors which are, in many instances, beyond Huntington’s and Veritex’s control. While there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements or historical performance: changes in general economic, political, or industry conditions; deterioration in business and economic conditions, including persistent inflation, supply chain issues or labor shortages, instability in global economic conditions and geopolitical matters, as well as volatility in financial markets; changes in U.S. trade policies, including the imposition of tariffs and retaliatory tariffs; the impact of pandemics and other catastrophic events or disasters on the global economy and financial market conditions and our business, results of operations, and financial condition; the impacts related to or resulting from bank failures and other volatility, including potential increased regulatory requirements and costs, such as FDIC special assessments, long-term debt requirements and heightened capital requirements, and potential impacts to macroeconomic conditions, which could affect the ability of depository institutions, including us, to attract and retain depositors and to borrow or raise capital; unexpected outflows of uninsured deposits which may require us to sell investment securities at a loss; changing interest rates which could negatively impact the value of our portfolio of investment securities; the loss of value of our investment portfolio which could negatively impact market perceptions of us and could lead to deposit withdrawals; the effects of social media on market perceptions of us and banks generally; cybersecurity risks; uncertainty in U.S. fiscal and monetary policy, including the interest rate policies of the Federal Reserve; volatility and disruptions in global capital, foreign exchange and credit markets; movements in interest rates; competitive pressures on product pricing and services; success, impact, and timing of our business strategies, including market acceptance of any new products or services including those implementing our “Fair Play” banking philosophy; changes in policies and standards for regulatory review of bank mergers; the nature, extent, timing, and results of governmental actions, examinations, reviews, reforms, regulations, and interpretations, including those related to the Dodd-Frank Wall Street Reform and Consumer Protection Act and the Basel Ill regulatory capital reforms, as well as those involving the SEC, OCC, Federal Reserve, FDIC, CFPB and state-level regulators; the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement between Huntington and Veritex; the outcome of any legal proceedings that may be instituted against Huntington or Veritex; delays in completing the transaction; the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction); the failure to obtain Veritex shareholder approval or to satisfy any of the other conditions to the transaction on a timely basis or at all; the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Huntington and Veritex do business; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business, customer or employee relationships, including those resulting from the announcement or completion of the transaction; the ability to complete the transaction and integration of Huntington and Veritex successfully; the dilution caused by Huntington’s issuance of additional shares of its capital stock in connection with the transaction; and other factors that may affect the future results of Huntington and Veritex. Additional factors that could cause results to differ materially from those described above can be found in Huntington’s Annual Report on Form 10-K for the year ended December 31, 2024 and in its subsequent Quarterly Reports on Form 10-Q, including for the quarter ended March 31, 2025, each of which is on file with the Securities and Exchange Commission (the “SEC”) and available in the “Investor Relations” section of Huntington’s website, http://www.huntington.com, under the heading “Investor Relations” and in other documents Huntington files with the SEC, and in Veritex’s Annual Report on Form 10-K for the year ended December 31, 2024 and in its subsequent Quarterly Reports on Form 10-Q, including for the quarter ended March 31, 2025, each of which is on file with the SEC and available on Veritex’s investor relations website, ir.veritexbank.com, under the heading “Financials” and in other documents Veritex files with the SEC.

All forward-looking statements are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Huntington nor Veritex assume any obligation to update forward-looking statements to reflect actual results, new information or future events, changes in assumptions or changes in circumstances or other factors affecting forward-looking statements that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. If Huntington or Veritex update one or more forward-looking statements, no inference should be drawn that Huntington or Veritex will make additional updates with respect to those or other forward-looking statements. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

IMPORTANT ADDITIONAL INFORMATION

In connection with the proposed transaction, Huntington will file with the SEC a Registration Statement on Form S-4 that will include a Proxy Statement of Veritex and a Prospectus of Huntington, as well as other relevant documents concerning the proposed transaction. The proposed transaction involving Huntington and Veritex will be submitted to Veritex’s shareholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. INVESTORS AND SHAREHOLDERS OF VERITEX ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Shareholders will be able to obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about Huntington and Veritex, without charge, at the SEC’s website (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Huntington Investor Relations, Huntington Bancshares Incorporated, Huntington Center, 41 South High Street, Columbus, Ohio 43287, (800) 576-5007 or to Veritex Investor Relations, Veritex Holdings, Inc., 8214 Westchester Drive, Suite 800, Dallas, Texas 75225, (972) 349-6200.

PARTICIPANTS IN THE SOLICITATION

Huntington, Veritex, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Veritex in connection with the proposed transaction under the rules of the SEC. Information regarding the interests of the directors and executive officers of Huntington and Veritex and other persons who may be deemed to be participants in the solicitation of shareholders of Veritex in connection with the transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the definitive proxy statement/prospectus related to the transaction, which will be filed by Huntington with the SEC. Information regarding Huntington’s directors and executive officers is available in its definitive proxy statement relating to its 2025 Annual Meeting of Shareholders, which was filed with the SEC on March 6, 2025, and other documents filed by Huntington with the SEC. Information regarding Veritex’s directors and executive officers is available in its definitive proxy statement relating to its 2025 Annual Meeting of Shareholders, which was filed with the SEC on April 29, 2025, and other documents filed by Veritex with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described above under “Important Additional Information.”

Exhibit 99.2

 PARTNERING WITH VERITEX TO ACCELERATE TEXAS GROWTH  July 14, 2025

 Disclaimer  2  CAUTION REGARDING FORWARD-LOOKING STATEMENTS  The information contained or incorporated by reference in this presentation contains certain forward-looking statements, including, but not limited to, certain plans, expectations, goals, projections, and statements about the benefits of the proposed transaction, the plans, objectives, expectations and intentions of Huntington Bancshares Incorporated (“Huntington”) and Veritex Holdings, Inc. (“Veritex”), the expected timing of completion of the transaction, and other statements that are not historical facts and are subject to numerous assumptions, risks, and uncertainties that are beyond the control of Huntington and Veritex. Such statements are subject to numerous assumptions, risks, estimates, uncertainties and other important factors that change over time and could cause actual results to differ materially from any results, performance, or events expressed or implied by such forward-looking statements, including as a result of the factors referenced below. Statements that do not describe historical or current facts, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements may be identified by words such as expect, anticipate, continue, believe, intend, estimate, plan, trend, objective, target, goal, or similar expressions, or future or conditional verbs such as will, may, might, should, would, could, or similar variations. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995.  Huntington and Veritex caution that the forward-looking statements in this communication are not guarantees of future performance and involve a number of known and unknown risks, uncertainties and assumptions that are difficult to assess and are subject to change based on factors which are, in many instances, beyond Huntington’s and Veritex’s control. While there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements or historical performance: changes in general economic, political, or industry conditions; deterioration in business and economic conditions, including persistent inflation, supply chain issues or labor shortages, instability in global economic conditions and geopolitical matters, as well as volatility in financial markets; changes in U.S. trade policies, including the imposition of tariffs and retaliatory tariffs; the impact of pandemics and other catastrophic events or disasters on the global economy and financial market conditions and our business, results of operations, and financial condition; the impacts related to or resulting from bank failures and other volatility, including potential increased regulatory requirements and costs, such as FDIC special assessments, long-term debt requirements and heightened capital requirements, and potential impacts to macroeconomic conditions, which could affect the ability of depository institutions, including us, to attract and retain depositors and to borrow or raise capital; unexpected outflows of uninsured deposits which may require us to sell investment securities at a loss; changing interest rates which could negatively impact the value of our portfolio of investment securities; the loss of value of our investment portfolio which could negatively impact market perceptions of us and could lead to deposit withdrawals; the effects of social media on market perceptions of us and banks generally; cybersecurity risks; uncertainty in U.S. fiscal and monetary policy, including the interest rate policies of the Federal Reserve; volatility and disruptions in global capital, foreign exchange and credit markets; movements in interest rates; competitive pressures on product pricing and services; success, impact, and timing of our business strategies, including market acceptance of any new products or services including those implementing our “Fair Play” banking philosophy; changes in policies and standards for regulatory review of bank mergers; the nature, extent, timing, and results of governmental actions, examinations, reviews, reforms, regulations, and interpretations, including those related to the Dodd-Frank Wall Street Reform and Consumer Protection Act and the Basel III regulatory capital reforms, as well as those involving the SEC, OCC, Federal Reserve, FDIC, CFPB and state-level regulators; the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement between Huntington and Veritex; the outcome of any legal proceedings that may be instituted against Huntington or Veritex; delays in completing the transaction; the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction); the failure to obtain Veritex shareholder approval or to satisfy any of the other conditions to the transaction on a timely basis or at all; the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Huntington and Veritex do business; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business, customer or employee relationships, including those resulting from the announcement or completion of the transaction; the ability to complete the transaction and integration of Huntington and Veritex successfully; the dilution caused by Huntington’s issuance of additional shares of its capital stock in connection with the transaction; and other factors that may affect the future results of Huntington and Veritex. Additional factors that could cause results to differ materially from those described above can be found in Huntington’s Annual Report on Form 10-K for the year ended December 31, 2024 and in its subsequent Quarterly Reports on Form 10-Q, including for the quarter ended March 31, 2025, each of which is on file with the Securities and Exchange Commission (the “SEC”) and available in the “Investor Relations” section of Huntington’s website, http://www.huntington.com, under the heading “Investor Relations” and in other documents Huntington files with the SEC, and in Veritex’s Annual Report on Form 10-K for the year ended December 31, 2024 and in its subsequent Quarterly Reports on Form 10-Q, including for the quarter ended March 31, 2025, each of which is on file with the SEC and available on Veritex’s investor relations website, ir.veritexbank.com, under the heading “Financials” and in other documents Veritex files with the SEC.  All forward-looking statements are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Huntington nor Veritex assume any obligation to update forward-looking statements to reflect actual results, new information or future events, changes in assumptions or changes in circumstances or other factors affecting forward- looking statements that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. If Huntington or Veritex update one or more forward- looking statements, no inference should be drawn that Huntington or Veritex will make additional updates with respect to those or other forward-looking statements. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

 Disclaimer Cont.  2  IMPORTANT ADDITIONAL INFORMATION  In connection with the proposed transaction, Huntington will file with the SEC a Registration Statement on Form S-4 that will include a Proxy Statement of Veritex and a Prospectus of Huntington, as well as other relevant documents concerning the proposed transaction. The proposed transaction involving Huntington and Veritex will be submitted to Veritex’s shareholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. INVESTORS AND SHAREHOLDERS OF VERITEX ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT  INFORMATION. Shareholders will be able to obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about Huntington and Veritex, without charge, at the SEC’s website (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Huntington Investor Relations, Huntington Bancshares Incorporated, Huntington Center, 41 South High Street, Columbus, Ohio 43287, (800) 576-5007 or to Veritex Investor Relations, Veritex Holdings, Inc., 8214 Westchester Drive, Suite 800, Dallas, Texas 75225, (972) 349-6200.  PARTICIPANTS IN THE SOLICITATION  Huntington, Veritex, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Veritex in connection with the proposed transaction under the rules of the SEC. Information regarding the interests of the directors and executive officers of Huntington and Veritex and other persons who may be deemed to be participants in the solicitation of shareholders of Veritex in connection with the transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the definitive proxy statement/prospectus related to the transaction, which will be filed by Huntington with the SEC. Information regarding Huntington’s directors and executive officers is available in its definitive proxy statement relating to its 2025 Annual Meeting of Shareholders, which was filed with the SEC on March 6, 2025, and other documents filed by Huntington with the SEC. Information regarding Veritex’s directors and executive officers is available in its definitive proxy statement relating to its 2025 Annual Meeting of Shareholders, which was filed with the SEC on April 29, 2025, and other documents filed by Veritex with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described above under “Important Additional Information.”

Strong 2Q25 Preliminary Results; Announcing Partnership with Veritex

Key Metrics

	2Q25	YoY
Revenue (FTE)[1]	$1,954M	7.6%
EPS	$0.34	13.3%
Impacts	*($0.04)*	
Securities Repositioning	*($0.03)*	
Notable Items	*($0.01)*	
Avg. Loans	$133.2B	7.9%
Avg. Deposits	$163.4B	6.4%
TBVPS	$9.13	15.7%

NCO Ratio	0.20%
Adj. CET1	9.0%
ROTCE	16.1%
Adj. ROTCE[2]	17.6%

Highlights

Robust Second Quarter Performance

- Delivering on organic growth strategies
- Driving strong revenue growth and positive operating leverage
- 2Q25 EPS results included $0.04 of impact to EPS resulting from a $58 million decrease in earnings from a securities repositioning and Notable Items that decreased earnings by $3 million

Strong Credit & Growing Capital

- Achieving strong credit performance with NCOs below full-year guidance
- Growing capital and tangible book value per share

Strategic Expansion Through Veritex Partnership

- Partnering with the right team with the right culture in the right markets to accelerate organic growth
- Experienced leadership to help drive expansion of combined platform in Texas

Note: See reconciliations on slide 16 (ROTCE), slide 17 (Adj. CET1), slide 18 (TBVPS); adjusted CET1 based on estimated values
[1] On a fully-taxable equivalent (FTE) basis assuming a 21% tax rate. [2] Excluding the $58M securities repositioning and $3M of notable items

4

Generating Growth in the Core and New Initiatives

Commercial Banking

35% Capital Markets Revenue Growth[1]

31% Commercial Payment Revenues Growth[1]

23% Commercial Deposit Growth[2]

11% Commercial Loan Growth[2]

Consumer & Regional Banking[1]

3% Consumer PBR[3] Growth

5% Business PBR[3] Growth

13% Wealth Household Growth[2]

13% Wealth AUM Growth[2]

Core Markets



$13B
Total Loan Growth since 2023[2]
60%
40%

New Initiatives

New Commercial Verticals

- Fund Finance
- National Deposits
- Mortgage Servicing
  - Deposits
  - Lending
- Aerospace & Defense
- FIG
- Native American Financial Services

New Geographies



Texas
NC
SC

Full Franchise Expansion

- Accelerating NC and SC retail strategy
- Expanding value-added fee services in new geographies and relationships
- Expanding our franchise capabilities
  - Financial Sponsors Ecosystem
  - Mass Affluent Preferred Banking

Capturing Strategic Opportunities from a Position of Strength

Source: Company Documents;
[1] 2Q25 vs 2Q23; [2] End of Period Growth December 31, 2023 thru June 30, 2025; [3] December 31, 2023 thru March 31, 2025 growth in primary Banking Relationships, internally defined by criteria based on customer type

5

 Strong cultural alignment, experienced local leadership, deep community relationships  Enables local delivery of  full Huntington franchise  Low-risk, financially attractive transaction backed by a proven track record of disciplined M&A and seamless integration execution  Partnership with Veritex Accelerates Organic Texas Expansion  2  3  4  Expands presence in  dynamic Texas market  11  5

1 Scaling Presence in High-Growth Texas Markets

Texas Nationally by the Numbers

#1 by # of Jobs Created
(Added ~220k jobs in past year, ~1.5x next state)

#2 by # of Fortune 500 Companies
(52 companies headquartered)

#2 U.S. State by Population
(#4 state by 2030E projected population growth)

#8 Largest Economy in the World by GDP
(Larger than Italy, Canada and Brazil for #9 / #10 / #11)

# of Affluent Households	# of SMBs[1]	# of Corporates[1]
1.8M 2030E[2]	3.5M	~7K

Expansion Markets



Dallas-Fort Worth

4th Largest Deposit Market

4th By Population

5th By Fortune 500 HQ's

- **#1** Job created since 2010 *(1.3M jobs added)*
- **#5** 956K Small Businesses[1] *(8.8% YoY)*
- **#7** 396K Affluent Households[2] *(11.5% 10-Year CAGR)*



Houston

11th Largest Deposit Market

5th By Population

3rd By Fortune 500 HQ's

- **#3** Job created since 2010 *(1.1M jobs added)*
- **#6** 895K Small Businesses[1] *(9.2% YoY)*
- **#10** 339K Affluent Households[2] *(9.6% 10-Year CAGR)*

Source: Company Documents, City of Dallas Office of Economic Development, Dallas Chamber of Commerce, Fortune (2024), Greater Houston Partnership, S&P Global Market Intelligence, U.S. Bureau of Economic Analysis, U.S. Bureau of Labor Statistics, U.S. Census Bureau; World Bank; Note: Data as of March 31, 2025; Depository data as of June 30, 2024; GDP data as of 2024
[1] Small and medium sized businesses defined as those with employees < 500 and sole proprietorships, and corporates defined as those with > 500 employees; [2] Affluent represents the number of households with incomes > $200K

7

2 Veritex Is the Right Partner to Accelerate Huntington's Texas Growth

Company Overview

- **Founded in 2010** by CEO Malcolm Holland III
- **Headquartered** in Dallas, TX
- **31 branches** located in DFW & Houston
- **10th largest** commercial bank HQ'd in Texas

Major Product Offerings

- CRE / C&I
- Treasury Solutions
- Specialty Banking
- SBA / USDA

Financial Highlights

$12.6B Assets	**11.0%** CET1
3.31% 1Q25 NIM	**0.94%** 1Q25 ROAA

Lending & Deposit Profile

Loans



$9B
C&I 29%
CRE 32%
Multifamily 8%
C&D[1] 13%
Residential 11%
Mortgage Warehouse 6%
Other 1%

Deposits



$11B
Noninterest Bearing 22%
Interest Bearing[2] 49%
Money Market 5%
Time 25%

Presence in High-Growth Dynamic Markets

Branch Map



Fort Worth
Dallas

19 Branches



Houston

12 Branches

Strong Cultural Alignment

To be the Leading People-First, Customer-Centered bank

Truth in Texas Banking

Shared Cultural Values

- Always Tell The Truth
- Most Trusted Financial Institution
- Always Act With Integrity
- Caring & Inclusive Culture
- Always Be Transparent
- Indispensable Partner

Awards

BEST COMPANIES TO WORK FOR – U.S. News

Independent Bankers Association of Texas – Best in Show 'Gold Eagle' Award for Community Service

Texas Bankers Association – Cornerstone and LIFE Award for Community Engagement

Source: Company Documents, S&P Global Market Intelligence; Note: Data as of March 31, 2025
[1] Includes farmland loans; [2] Includes savings deposits

8

3 Bringing the Full Huntington Franchise to Texas

Veritex's Areas of Differentiation Today

Strong Local Commercial Franchise

- **$9B** Loans
- **$11B** Deposits
- **~90** Bankers

★ Deep Local Relationships
★ Well-Respected Bankers
★ Commercial Middle-Market Focus
★ C&I, CRE and Specialty Businesses
★ Highly Visible Golf Partnerships

Huntington

Existing Presence in Texas

- **$6B** Loans
- **$2B** Deposits
- **100** Bankers

- Delivering Large Bank Capabilities Locally
- National Specialty Businesses
- Local Middle-Market Buildout
- Delivering Capital Markets & Payments
- #1 SBA Lender in Texas[1]

Initial Targeted Synergy Opportunities

Commercial Relationship-Based Offerings

Veritex	Huntington
Local Relationship-Based Banking	Regional Middle-Market Banking Capstone, Capital Markets
Guaranteed Lending & Specialty Verticals	Corporate Banking, Specialty Verticals & Asset Finance

Expanding Fee Based Opportunities in Veritex's Customer Set

Veritex	Huntington
Commercial Payments Offerings	Full Suite of Payments Capabilities
Highly Visible Golf Partnerships	Wealth & Investment Management

Leveraging Consumer Relationships and Existing Branch Network

Veritex	Huntington
CRE and Homebuilder Programs	Mortgage Ecosystem
Commercial Offices	Full Suite of Branch and Digital Banking

Source: Company Documents and Websites
[1] SBA 7(a) volume

9

4 Low Risk, Financially Attractive Transaction

Structure and Consideration	• **Consideration Mix** – 100% common stock • **Fixed exchange ratio** – Veritex shareholders will receive 1.95 Huntington shares for each Veritex share • **Pro forma ownership** – 93% Huntington / 7% Veritex
Transaction Value and Multiples	• **Aggregate Consideration** – $1.9 billion • **Price / TBVPS** – 1.52x • **Price / 2026E Consensus EPS** – 14.3x • **Price / Syn. Consensus 2026E EPS** – 10.2x[1]
Leadership and Community	• **Leadership** – Malcolm Holland to be Chairman of Texas • **Community** – continue to support Texas communities by funding $10 million toward philanthropic investments there
Expected Closing	• **Approvals** – subject to approvals from Veritex shareholders and customary regulatory approvals • **Closing** – estimated in 4Q25

Powerful Pro Forma Texas Franchise

3rd Largest State by Loans and Deposits

~200 Total Bankers



$15B Total Loans

$13B Total Deposits

Pro Forma Financial Impacts Largely Neutral

- Modestly accretive to EPS and ROTCE
- Neutral to regulatory capital at close
- Minimally dilutive to tangible book value per share, with an earn-back of ~1 year[2]
- Exceeds IRR Hurdle

Source: Company Documents, FactSet, S&P Global Market Intelligence; Note: Data as of March 31, 2025; Market data as of July 11, 2025
[1] Assumes fully realized synergies of 25% of Veritex's 2026E non-interest expense; [2] Crossover method earn-back

10

 Huntington’s Rigorous Approach to M&A and Due Diligence  Due Diligence Snapshot  Due Diligence Focus Areas  By the Numbers  ~400  professionals, including advisors and consultants  100%  of CRE Credits (>$25M of exposure)  All Top 75  C&I Credits (>$1M of exposure)  Credit Underwriting & CECL  Commercial Real Estate & Commercial Lending Specialty Lending  Information Technology & Cybersecurity Operations  Human Resources Risk Management  Finance, Tax & Accounting Regulatory & Compliance Internal Audit & Legal  Credit Due Diligence  Approach  Reviewed risk framework, credit policies, strategies, committee materials, and loan files  Assessment of performance trends across credit migration, delinquencies, and historical losses  Commercial loan portfolio  Top lending relationships and exposures  Commercial real estate, other commercial, and specialty lending portfolios  Consumer loan portfolio  Review of credit file samples  Statistical analysis across portfolio segments  Detailed Due Diligence Process Aligned to Maintain Huntington’s Aggregate Moderate-to-Low Risk Appetite  Dedication of Company-Wide Resources to Assess Benefits, Risks, and Opportunities  Comprehensive Due Diligence Process  Huntington is a Partner of Choice  Highly selective process  Attractive returns  Disciplined Acquirer  1  Delivering broad-based capabilities and industry expertise through local relationships  Retaining key partner leadership and employees  People and Culture  2  Commitment to local communities  Initiating a $10 million philanthropic commitment for Texas  Community  3  4  10

 Strong Execution & Disciplined Acquisition is Springboard for Growth  Multiple growth drivers  Investment in revenue producing initiatives with strong returns  Financial results demonstrate delivery of organic growth model  Executing Organic Strategy  Clear strategic fit  Cultural alignment  Financially attractive  Disciplined Acquirer  Entering new markets and expanding customer relationships  Enhancing competitive positioning  Driving value creation  Springboard for Growth  1  2  3  10

 APPENDIX

Non-GAAP Reconciliation

Average Tangible Common Equity, ROTCE

($ in millions)	2Q24	1Q25	2Q25
Average common shareholders' equity	$16,861	$18,007	$18,559
Less: intangible assets and goodwill	5,685	5,651	5,640
Add: net tax effect of intangible assets	25	19	16
Average tangible common shareholders' equity (A)	$11,201	$12,375	$12,935
Less: average accumulated other comprehensive income (AOCI)	(3,033)	(2,705)	(2,471)
Adjusted average tangible common shareholders' equity (B)	$14,234	$15,080	$15,406
Net income available to common	$439	$500	$509
Add: amortization of intangibles	12	11	11
Add: deferred tax	(3)	(2)	(2)
Adjusted net income available to common	448	509	518
Adjusted net income available to common (annualized) (C)	$1,802	$2,064	$2,078
Return on average tangible common shareholders' equity (C/A)	16.1%	16.7%	16.1%
Return on average tangible common shareholders' equity, ex AOCI (C/B)	12.6%	13.7%	13.5%

($ in millions)	2Q24	1Q25	2Q25
Adjusted net income available to common (annualized) (C)	$1,802	$2,064	$2,078
Return on average tangible shareholders' equity	16.1%	16.7%	16.1%
Add: Notable Items, after tax (D)	5	2	3
Adjusted net income available to common (annualized) (E)	$1,822	$2,072	$2,090
Less: Net gain / (loss) on securities (after tax)	--	--	(46)
Adjusted net income available to common (annualized) (F)	$1,822	$2,072	$2,274
Adjusted return on average tangible common shareholders' equity (E/A)	16.2%	16.7%	16.2%
Adjusted return on average tangible common shareholders' equity excluding securities repositioning and notable items (F/A)	16.2%	16.7%	17.6%
Adjusted return on average tangible common shareholders' equity, ex AOCI (E/B)	12.8%	13.7%	13.6%

14

1 2Q25 Risk Weighted Assets and Common Equity Tier 1 are based on best available estimates as of July 13, 2025  14  Non-GAAP Reconciliation  Common Equity Tier 1 (CET1)  CET1 – AOCI Impact ($ in millions)  2Q24  1Q25  2Q251  Common Equity Tier 1 (A)  $14,521  $15,269  $15,539  Add: accumulated other Comprehensive income (loss) (AOCI)  (2,911)  (2,422)  (2,241)  Less: cash flow hedge  (399)  (90)  (6)  Adjusted Common Equity Tier 1 (B)  $12,009  $12,937  $13,304  Risk Weighted Assets (C)  $139,374  $144,632  $148,602  Common Equity Tier 1 ratio (A/C)  10.4%  10.6%  10.5%  Adjusted CET1 Ratio (B/C)  8.6%  8.9%  9.0%  AOCI impact adjusted for cash flow hedges on loan portfolio  1.8%  1.7%  1.5%

 Non-GAAP Reconciliation  Tangible book value per share  14  TBV per Share (in millions , except per share amounts)  2Q24  1Q25  2Q25  Huntington shareholders’ equity  $19,515  $20,434  $20,928  Less: preferred stock  2,394  1,989  1,989  Common shareholders’ equity  $17,121  $18,445  $18,939  Less: goodwill  5,561  5,561  5,561  Less: other intangible assets, net of tax  94  67  58  Tangible common equity (A)  $11,466  $12,817  $13,320  Less: accumulated other comprehensive income (loss)  (2,911)  (2,433)  (2,246)  Adjusted tangible common equity (B)  $14,377  $15,250  $15,566  Number of common shares outstanding (C)  1,452  1,457  1,459  Tangible book value per share (A/C)  $7.89  $8.80  $9.13  Adjusted tangible book value per share (B/C)  $9.90  $10.47  $10.67

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